Exhibit Q-2


                         LEBOEUF, LAMB, GREENE & MACRAE
                                     L.L.P.
       A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

                          1875 CONNECTICUT AVENUE, N.W.
                                   SUITE 1200
                            WASHINGTON, DC 20009-5728

                                                         January 4, 2002

TO:    File 70-9849

FROM:  LeBoeuf, Lamb Greene & MacRae, L.L.P.

RE:    Memorandum in Support of Proposed Tax Allocation Agreement


Introduction

     National Grid Group plc ("National Grid") proposes to revise the tax allocation agreement for the companies in its U.S. tax paying group to include Niagara Mohawk Holdings, Inc. ("NiMo") and its subsidiaries. The proposed tax allocation agreement is substantially similar to the tax allocation agreement authorized by the Commission in its order authorizing National Grid's acquisition of New England Electric System ("NEES")./1 National Grid requests that the Commission authorize the new tax allocation agreement under Sections 12(b) and 12(f) of the Public Utility Holding Company Act of 1935 (the "Act")./2

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1  Order Authorizing Acquisition of Registered Holding Company by Foreign
Holding Company and Related Financings; Approving Other Related Requests; Discussing Individual Comments on the Acquisition; and Approving Service Transactions, Release No. 35-27154, 200 SEC LEXIS 474 (March 15, 2000) ("the NEES Acquisition Order").

2 National Grid's proposed tax allocation agreement is included as Exhibit Q-1 to its Application in SEC File No. 70-9849.
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Statutory Basis for the Regulation of Tax Allocation Agreements

     Section 12(b) of the Act prohibits a "registered holding company or subsidiary company thereof . . . to lend or in any manner extend its credit to or indemnify any company in the same holding company system in contravention of such rules and regulations or orders as the Commission deems necessary or appropriate in the public interest or for the protection of investors or consumers or to prevent the circumvention of the provisions of this title or the rules, regulations, or orders thereunder."

     Section 12(f) of the Act prohibits a "registered holding company or subsidiary company thereof . . . to negotiate, enter into or take any step in the performance of any transaction not otherwise unlawful under this title, with any company in the same holding company system or with any affiliate of a company in such holding company system in contravention of such rules, regulations or orders regarding reports, accounts, costs, maintenance of competitive conditions, disclosure of interest, duration of contracts, and similar matters as the Commission deems necessary or appropriate in the public interest or for the protection of investors or consumers or to prevent the circumvention of the provisions of this title or the rules and regulations thereunder."

     Rule 45(c) under the Act was adopted under Section 12 to regulate tax allocation agreements because they could involve implicit loans, extensions of credit or indemnities/3 and because they had been used by holding companies to exploit utility companies through the misallocation of consolidated tax return benefits./4 Rule 45(c) prescribes a method of allocating tax liability and sharing consolidated tax return savings that is designed to prevent misallocations that would be detrimental to utility subsidiaries and consumers. As a safe harbor rule, Rule 45(c) does not address all possible situations or allocation methods. It merely provides an accepted method that the Commission has found to be consistent with the Act.

     National Grid's proposed tax allocation agreement complies with Rule 45(c) in all respects except that it provides that some of the tax benefits generated by the holding companies in the tax filing group may be retained by the holding companies. In particular, the agreement provides that the registered holding company parents in the U.S. Group (i.e., National Grid General Partnership ("NGGP"), its direct subsidiary National Grid Holdings Inc. ("NGHI") and NHGI's direct subsidiary National Grid USA) may retain the tax benefit associated with
(a) interest expenses on debt incurred by NGGP to finance the NEES and Eastern Utilities Associates ("EUA") mergers, (b) tax deductions accrued by NGHI arising in connection with the financing of the NiMo merger,/5 as well as (c) other merger and acquisition expenses that are not borne by other associate companies in the U.S. Group (collectively, "Acquisition Debt"). For this reason, National Grid seeks an order of the Commission authorizing the agreement.

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3  Adoption of Amendment to Rule Governing Allocation of Consolidated Income
Taxes Among Member Companies of Registered Holding Company Systems, Rule U-45(b)(6), Holding Co. Act Release No. 12776 (January 12, 1955).

4 Allocation of Consolidated Federal Income Tax Liability By Registered Holding Companies and their Subsidiaries, Holding Co. Act Release No. 21767 (October 29,
1980) ("Rule 45(c) Proposing Release").

5 Under the subscription agreement NGHI enters into an obligation to pay up calls on share capital of its special purpose subsidiary, NG11. The obligation to pay up the calls survives the sale of NG11 to National Grid (US) Investments
4. Under U.S. tax rules, the receipt of the funds by NGHI and the obligation to pay up the calls is treated as a loan from National Grid (US) Investments 4 to NGHI. The debt has original issue discount ("OID") equal to the excess of the sum of the calls over the proceeds of the sale. The OID on a debt is generally deducted for tax purposes over the life of the debt and generally the amount of OID attributable to any tax year is determined under the "constant yield method" as provided in Treasury Reg. Section 1.1272-1(b)(1). Consequently, NGHI is treated as having debt for U.S. tax purposes.
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The Allocation Methodology of National Grid's Proposed Tax Allocation Agreement

     The proposed tax allocation agreement specifies the methodology to be followed in allocating tax liability payments and payments for the use of tax benefits among the National Grid Group companies that participate in consolidated U.S. federal income tax filings and select state income tax filings. Under the agreement, each company signatory to the agreement is referred to as a "Member" and the collection of members is referred to as the "Group." For purposes of simplicity, the registered holding companies in the Group are referred to collectively as the "Parent."

     The agreement first apportions the federal consolidated tax liability of the Group among the Members in accordance with the ratio that each Member's separate taxable income bears to the sum of the separate taxable incomes of all Members having taxable income. Each Member having taxable income is then allocated an additional liability amount (the "Excess Separate Tax") equal to the amount that the Member's separate return tax exceeded the portion of the consolidated Group tax liability allocated to the Member under the first step. The amount allocated to the Members under the first step funds the Group's payment to the Internal Revenue Service (or state tax collector, as applicable). The amount of Excess Separate Tax collected from the Members having taxable income funds payments to Members that had no separate taxable incomes, but instead contributed net operating losses, tax credits or other tax benefits (collectively, "Tax Benefits") that reduced the overall consolidated tax liability of the Group.

     The amount of Excess Separate Tax allocated to a Member other than the Parent is reduced by the Member's proportional share of the Tax Benefits of the Parent, other than Tax Benefits related to Acquisition Debt. Costs incurred by the Parent for merger and acquisition expenses that are not charged to or otherwise passed on to Parent's direct or indirect subsidiaries are also included in the term Acquisition Debt./6 A registered holding company will generally have significant expenses from managing the businesses that it holds (even disregarding acquisition debt interest expenses) and little offsetting income since it is not directly engaged in businesses./7 Certain subsidiaries in the Group may also have Tax Benefits, for example, in the start-up phase of business when expenses typically exceed revenues, resulting in a net loss. These expenses create Tax Benefits that reduce the Excess Separate Tax paid by the Members. For this reason, for all Members with separate taxable incomes the Excess Separate Tax plus the Member's portion of the consolidated Group tax liability will generally be less than the Member's separate tax liability. To make sure that a Member never pays more than its separate tax liability as a result of participating in the filing of a consolidated tax return, the agreement explicitly provides that "Under no circumstances shall the amount of tax or other liability allocated to a Group Member under this Article 1 exceed such Group Member's separate tax liability." Appendix A to this memorandum illustrates the application of the methodology described above to a hypothetical consolidated group.

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6  The NEES Acquisition Order provides that "charges associated with future mergers and acquisitions may be allocated to NEES [now, National Grid USA] and/or to other National Grid Group companies, but not to the NEES Subsidiaries." NEES Acquisition Order Appendix C at C-2. Because these charges are borne by Parent and not the subsidiaries they are in all relevant respects equivalent to the acquisition-related debt interest expense.

7 In the event that Parent had net taxable income rather than the typical case where it would be expected to have a net loss, Parent would also pay Excess Separate Tax in the manner computed for all other Members.
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     The total of the Excess Separate Tax payments of the Members are credited to the Members of the Group that had Tax Benefits. Parent, however, is not entitled under the agreement to receive payment for its Tax Benefits that relate to items other than Acquisition Debt. It is here that National Grid's current and proposed tax allocation agreement differs from the Tax Benefit allocation method under Rule 45(c). Under Rule 45(c)(5), all associate companies with taxable income, and hence a positive allocation of tax liability, are required to pay the amount allocated, but only the subsidiary companies with Tax Benefits, and hence a negative allocation, are entitled to receive current payment for their Tax Benefits. The term "associate company" includes a holding company and all of its subsidiaries, whereas the term "subsidiary company" is generally understood to exclude holding companies. Because the agreement proposes that Parent would receive payment for the Tax Benefits associated with Acquisition Debt, it does not comply with Rule 45(c).

     National Grid USA Service Company, Inc. will administer the preparation of consolidated tax returns and manage the payments made under the agreement. Excess Separate Tax payments made to Members contributing Tax Benefits to the consolidated return will be made at approximately the same time the related payments of consolidated group tax are made to the appropriate tax authorities.

The Commission Should Authorize the Proposed Agreement Under Section 12 of the
Act

     The Commission may authorize a tax allocation agreement by order under
Section 12 of the Act if it finds that the agreement is necessary or appropriate in the public interest or for the protection of investors or consumers and does not circumvent the provisions of the Act and the rules thereunder. The proposed agreement complies with the fundamental principal followed by the Commission in the regulation of such agreements. In particular, the agreement satisfies the separate return limitation; that no Member pay more under the agreement than such Member's separate tax liability.

     The separate return limitation has been the bedrock of the Commission's policy in this area for 60 years. In 1941, the Commission adopted an amendment to Rule U-45 to exempt a loan, extension of credit or an agreement of indemnity arising out of a joint tax return filed by a holding company and its subsidiaries./8 Rule U-45(b)(6) conditioned the exemption upon the assumption by the top company in the group of the primary responsibility for the payment of any tax liability involved, subject to the right to contribution of the several members of the group in an amount not exceeding as to any company that percentage of the total tax which the individual tax of such company (if paid under a separate return) would bear to the total amount of individual taxes for all members of the group, for the particular tax period. At its inception therefore, Rule U-45(b)(6) established the fundamental principle of the separate return limitation and did not restrict holding companies from retaining the benefit of any tax losses that they may have generated.

     In 1955, in response to the Commission's directive to make further study of the subject of tax allocation, the SEC staff proposed, and the Commission adopted, further amendments to Rule 45(b)(6)./9 The amendments required a tax agreement to allocate the consolidated tax liability by either of two methods prescribed in the Internal Revenue Code. One method allocated the consolidated tax based on the proportion of taxable income attributable to each member and the other method allocated the consolidated tax based on the proportion of each member's separate return tax to the aggregate separate return tax of all the group members. The amendment also reaffirmed the principle that the allocations could not violate the separate return limit and, if excess tax would have been allocated to a subsidiary company but for the separate return limit, that the excess liability would be allocated among the other members of the group, including the holding company, in direct proportion to the tax savings of each member.

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8  Holding Company Act Release No. 2902 (July 23, 1941).

9  Holding Company Act Release No. 12776 (Jan. 12, 1955).
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     In 1981, Rule 45(b)(6) was revised for the last time and redesignated Rule
45(c)./10 This revision was meant to eliminate the numerous declarations and Commission orders which had been necessary because Rule 45(b)(6) did not adequately address the case in which one or more operating companies in the system suffers a loss. The allocation methods in Rule 45(b)(6) had been interpreted to require sharing of tax liabilities and savings exclusively among group companies with actual separate return tax liabilities or positive income. Consequently, loss companies had been excluded from receiving the benefit of their losses.

     The Rule 45(c) Proposing Release observed that oil and gas exploration subsidiaries often produced substantial losses, especially in the early years of operation, because large up-front development expenses were immediately deductible, while the income producing oil and gas production occurs significantly later. The Commission considered it unfair to give the benefit of losses generated by one company to another company in the group without payment.

     The Commission declined to extend this logic to losses generated by holding companies because it considered a reimbursement of holding company expenses by a subsidiary to be inconsistent with Section 13(a) of the Act.

     The corporate relationships required by the Act assure that the deductible corporate expenses of the holding company itself will always create a consolidated tax saving, since Section 13(a) of the Act precludes such expenses being passed on to the subsidiaries, through service charge or contract, so as to transform them into corporate deductions of the subsidiaries. In light of the legislative history referred to, an expense reimbursement of the holding company, in the guise of a tax allocation, would seem inconsistent with Section 13(a). The exclusion in our earlier rule of the holding company from sharing in consolidated return savings was intentional and will continue. These considerations do not apply to other companies in the group that incur losses./11

     The Commission's statement that Section 13(a) prohibits the recovery of all holding company expenses from subsidiaries in the context of a tax allocation is overbroad because it is clear that with regard to intrasystem loans it is appropriate for a holding company to recover financing expenses incurred consistent with Sections 6, 7, 9, 10 and 12 of the Act from subsidiaries./12 These divergent positions can be reconciled by understanding the "matching" principle of Rule 45(c).

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10  Holding Company Act Release No. 21968 (Mar. 18, 1981) ("Rule 45(c) Adopting
Release").

11  Rule 45(c) Proposing Release at 6.

12 Section 13 is concerned with fairness of allocation in charges for goods and service contracts and the economical and efficient performance of such contracts. Section 13 does not address financing transactions among companies in a registered holding company system. Sections 6, 7, 9, 10 and 12 of the Act cover intrasystem financing transactions and provide standards to assure that such transactions are entered into on terms that are consistent with the public interest and the interest of investors and consumers. Those provisions of the Act do not prevent a holding company from charging reasonable and fair interest on a loan to a subsidiary in connection with financing the subsidiary's business.
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     In addition to the separate return limitation, Rule 45(c) also embodies a
"matching" principle. "The rule specifies the amount to be allocated, that is, the difference between the consolidated return and separate return results, and establishes the principle of allocating to the individual members of the group the material effects of any particular features of the tax law applicable to them."/13 The example given above involving the oil exploration subsidiary that does not benefit from its production expenses illustrates the unfairness that results from violating the matching principle.

     The matching principle is particularly important when utility subsidiaries are involved. The Act "deals principally with utility companies, whose rates are separately regulated under procedures which assign material weight to taxes as part of the cost of service. Uncompensated use of tax benefits intended for one utility company, to reduce the costs of another utility company, permanently assigns those benefits to an entirely different group of consumers, based solely on the fortuity of the common ownership of the utility companies and the relative timing of their respective periods of prosperity or distress."/14

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13  Rule 45(c) Adopting Release at 2-3.

14  Rule 45(c) Proposing Release at 10.
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     To illustrate, if a utility subsidiary earns investment tax credits from building a plant, its tax liability should reflect the benefit of the credits and its rates should also reflect the tax savings from the credits. Similarly, if the holding company incurs legal expenses from a corporate reorganization that may not properly be passed through to the subsidiary companies, the holding company should retain the tax benefit produced by the expenses. The Rule 45(c) Proposing Release observed: "The investment tax credit, an important addition to the tax law subsequent to the adoption of [Rule 45(b)(6)], is similar in significant respects to the tax loss. It is clearly identifiable to a particular member of the group, its incidence has no necessary relationship to current income, and its use in the consolidated return precludes a carryover by the company entitled to it." When a holding company Tax Benefit can be identified as clearly generated by or belonging to the holding company, it too should be permitted to be retained by the holding company.

     The Acquisition Debt that generated the Tax Benefits that Parent seeks to receive payment for under the agreement is "clearly identifiable to" the Parent. The Acquisition Debt is clearly an obligation of Parent. It is not backed by the credit of the other Members. National Grid USA and its subsidiaries have not pledged their assets as collateral to secure the Acquisition Debt, they have not guaranteed it and they are not obligated to pay interest or principal payments to service the Acquisition Debt./15 The Acquisition Debt was not on-loaned to National Grid USA or its subsidiaries to fund operating or capital expenses. It was simply used to acquire the equity securities of NEES and EUA (and NiMo if the pending acquisition is authorized). The interest expense incurred by Parent continues to accrue whether or not it has net income or a net loss. Lastly, if net operating losses incurred by Parent as a result of the Acquisition Debt are used in the consolidated return, Parent would be precluded from carrying over the loss to future periods.

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15  Similarly, National Grid USA's subsidiaries are prohibited under the NEES
Acquisition Order from bearing the burden of merger and acquisition-related expenses. See note 6, supra.
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     This view of the Acquisition Debt is consistent with the position taken by the Commission's accounting staff under Staff Accounting Bulletin 54, Question
3. In that bulletin, the staff was asked how to present subsidiary B's financial statements where holding company A had borrowed funds to acquire substantially all of subsidiary B's common stock. Subsidiary B had subsequently filed a registration statement to issue equity or debt and the question presented was whether subsidiary B's new basis ("push down") financial statements should include holding company A's debt related to its purchase of subsidiary B. The staff responded:

          The staff believes that Company A's debt, related interest expense, and allocable debt issue costs should be reflected in Company B's financial statements included in the public offering (or an initial registration under the Exchange Act) if: (1) Company B is to assume the debt of Company A, either presently or in a planned transaction in the future; (2) the proceeds of a debt or equity offering of Company B will be used to retire all or part of Company A's debt; or (3) Company B guarantees or pledges its assets as collateral for Company A's debt.

          Other relationships may exist between Company A and Company B, such as the pledge of Company B's stock as collateral for Company A's debt. While in this latter situation, it may be clear that Company B's cash flows will service all or part of Company A's debt, the staff does not insist that the debt be reflected in Company B's financial statements providing that there is full and prominent disclosure of the relationship between Companies A and B and the actual or potential cash flow commitment. . . .

     Under these standards, the Acquisition Debt is clearly an obligation of Parent and not an obligation of the other Members. Consequently, the Tax Benefit related thereto should be permitted to be retained by Parent. In the NEES Acquisition Order the Commission reached the same conclusion. "In addition, because the NEES Group has no obligation with respect to the Merger-Related Debt and the debt does not affect the NEES Group's financial position or credit, it is not inappropriate to exclude these companies from the benefits of the tax consequences arising out of the debt. Accordingly, we approve the use of the Tax Allocation Agreement."/16

     UK law also has traditionally applied a general matching principle in its handling of tax matters. Each company is taxed as a separate entity. If a UK company ("the surrendering company") incurs a loss it may "surrender" that loss to another UK company in the same group which has profits (the "claimant company"), thereby reducing the taxable profits and hence tax liability of the claimant company. This is known as "group relief" and is available where the companies are at least 75% owned by a common UK parent company.

     A claimant company may pay the surrendering company for the losses surrendered and such payments are ignored for UK tax purposes (i.e., they are neither tax deductible nor taxable), provided that the payment does not exceed the amount of the loss./17 In many cases payment for losses must be made by a claimant company, otherwise the surrender of the losses is unlawful and is void. This is because the losses are seen as an "asset" of the surrendering company and in many cases a company cannot dispose of an asset for less than its value. This principle can apply, for purposes of creditor protection, even within a group of wholly owned companies. Furthermore, the surrender of losses without payment could, in certain circumstances, amount to unlawful "financial assistance" for the acquisition of a company's shares; a criminal offense.

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16  NEES Acquisition Order at 71.

17  UK Income and Corporation Taxes Act 1988, section 402(6).
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     For these reasons, National Grid has a group policy requiring payments by group companies whose tax liability is reduced due to transfers of tax losses from other group companies. National Grid's intention is that such policy be applied to all companies within the group, including US companies.

Conclusion

     National Grid's proposed tax allocation agreement is substantially the same in all material respects as the tax allocation agreement authorized by the Commission in the NEES Acquisition Order. It is consistent with Rule 45(c), except to the limited extent that it allows Parent to retain the Tax Benefit associated with the Acquisition Debt. The proposed agreement is also consistent with Section 12 of the Act and the general investor, consumer and public interest standards of the Act. The Commission may authorize the proposed agreement based upon the sound policy and equitable arguments evident in the Commission's statements in its Rule 45(c) Proposing and Adopting Releases and restated in this memorandum. Furthermore, the proposed agreement is sufficiently similar to and consistent with prior decisions and the Commission's policies under the Act that it may be authorized by delegated authority. The proposed agreement presents no novel issues under the Act.

     For all these reasons, the Commission should authorize National Grid's proposed tax allocation agreement.